Exhibit 10.1

News

RiT REVOLUTIONIZES THE PROVISIONING PROCESS WITH
INDUSTRY'S MOST INTELLIGENT AUTOMATED PROVISIONING TOOL

– Full-Featured, End-to-End Provisioning Tool Designed To Help Network Personnel Keep Pace
With the Mobile Workforce and Rapidly Growing Datacenters –

Tel Aviv, Israel – June 27, 2006 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of intelligent physical layer management solutions, today announced the availability of the PV4E Automated Provisioning Tool, a major addition to its PatchView for the Enterprise (PV4E) Real-Time Intelligent Physical Layer Management Solution (IPLMS).

The PV4E Automated Provisioning Tool is designed to boost the productivity of today’s overworked network staffs, many of whom are struggling to keep up the pace in step with today’s mobile workforce and datacenter growth. The most advanced provisioning tool on the market, the PV4E system automatically carries out planning, resource allocation, work order creation and implementation activities in full compliance with flexible rules and policies. Designed for ease-of-use, the system uses an intuitive drag-and-drop/point-and-click graphical interface, requiring only a single “click” to initiate a flawless end-to-end provisioning process.

At the same time, the PV4E Automated Provisioning Tool leaves control firmly in the hands of the network staff. At each step of the planning process, the user is consulted to approve or modify the system decision. As such, the product helps network personnel accomplish more work with more accuracy, without sacrificing their control of the overall provisioning process.

Commenting on the news, Mr. Doron Zinger, RiT’s President and CEO, said, “With an increasingly mobile workforce and exponential datacenter growth, it has become too difficult for network and IT departments to keep up with business demands. By automating the lion’s share of planning, implementation and documentation tasks, our PV4E Automated Provisioning Tool frees the staff from many manual tasks, enabling them to become much more productive and to focus on areas where their judgment is needed. This takes the enterprise’s flexibility to a new level, enabling it to continuously reconfigure its workforce and expand its datacenters while actually reducing the pressure on the IT department.”

PV4E Automated Provisioning Tool’s Differentiating Features and Benefits
RiT’s PV4E Automated Provisioning Tool’s comprehensive feature set makes it the best performing provisioning tool on the market:

—	Simple intuitive operation: PV4E’s intuitive “drag-and-drop” design allows single-click initiation of the fully-automated provisioning process. As such, the system is extremely easy to learn and use.

—	Fully automated and streamlined provisioning process: The system automatically allocates all resources required to complete a provisioning task and generates all work order and documentation. This eliminates labor-intensive manual effort and reduces error.

—	Complete user control of each step of the process: The user can control any decision made by the PV4E Provisioning Tool and make modifications to the process as needed.

—	Multiple operations in a single action: The system’s advanced multi-select capabilities allow a group of operations to be initiated with a single action.

—	Policy-based system: All of PV4E’s provisioning decisions are carried out in compliance with customer-optimized policies that define services, privileges, routing rules, priorities, etc. Reliance on these centrally-established policies improves enterprise-wide control while optimizing planning. Note: the policies are fully configurable by RiT, the customer, or the project integrator.

—	Seamless integration capabilities: PV4E can be fully and easily integrated into help desk, CAD, network management and asset management applications using the PV4E SDK (Software Development Kit).

Availability
The PV4E Automated Provisioning Tool is available today.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY	Oded Nachmoni
CONTACT:	VP Marketing & Product Strategy
+972-3-645-5481
odedn@rit.co.il